Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-4 No. 333-163026) and related Prospectus of Limited Brands, Inc. for the registration of $500 million Exchange Senior Notes due 2019 and to the incorporation by reference therein of our report dated March 27, 2009, except for the effects of the adoption of SFAS 160 and related disclosures in Notes 1, 2, and 10 as to which the date is June 12, 2009 and Note 24, as to which the date is November 10, 2009, with respect to the consolidated financial statements of Limited Brands, Inc. and subsidiaries included in the Current Report (Form 8-K) dated November 10, 2009 and our report dated March 27, 2009 with respect to the effectiveness of internal control of Limited Brands, Inc. and subsidiaries included in the Annual Report (Form 10-K) filed on March 27, 2009.

/s/ Ernst & Young LLP

Columbus, Ohio

December 15, 2009